CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
                   OF THE SERIES C CONVERTIBLE PREFERRED STOCK
                                       OF
                                  VIRAGEN, INC.


      I, Gerald Smith, President of Viragen, Inc., a Delaware corporation, DO HEREBY CERTIFY:

      That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, the Board of Directors on December 5, 1996, adopted the following resolutions creating a series of 20,000 Preferred Shares, $1.00 par value per share, designated as the Series C Convertible Preferred Shares.

      The relative rights and preferences of the Series C Convertible Preferred Shares are as follows:

      1. DESIGNATION AND AMOUNT. The shares of such series shall be designated as the Series C Convertible Preferred Shares (the "Series C Preferred Shares"), and the number of shares constituting such series shall be 20,000. The number of shares constituting such series may, unless prohibited by the Certificate of Incorporation, be decreased by resolution of the Board of Directors; PROVIDED that no decrease shall reduce the number of Series C Preferred Shares to a number less than the number of shares then outstanding.

      2. DIVIDENDS AND DISTRIBUTIONS. The holders of Series C Preferred Shares shall not be entitled to receive any dividends.

      3. VOTING RIGHTS. Except as otherwise provided by law, the holders of Series C Preferred Shares shall have no voting rights and their consent shall not be required (except to the extent required by law) for taking any corporate action.

      4. REACQUIRED SHARES. Any Series C Preferred Shares purchased or otherwise acquired by the Corporation in any manner whatsoever shall constitute authorized but unissued preferred shares and may be reissued as part of a new series of preferred shares by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other Certificate of Designation creating a series of preferred shares or as otherwise required by law.

      5. LIQUIDATION, DISSOLUTION OR WINDING UP. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (upon liquidation, dissolution or winding up) to the Series C Preferred Shares unless, prior thereto, the holders




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of Series C  Preferred  Shares  shall have  received  $1,000 per share,  plus an amount equal to declared and unpaid distributions thereon to the date of such payment. The Series C Preferred Shares are subordinated to the Company's Series B Convertible Preferred Shares solely upon any liquidation, dissolution or winding up of the Company.

      6. CONSOLIDATION, MERGER, EXCHANGE, ETC.. In case the Corporation shall enter into any consolidation, merger, combination, statutory share exchange or other transaction in which the Common Shares are exchanged for or changed into other stock or securities, money and/or any other property, then in any such case the Series C preferred shares shall at the same time be similarly exchanged or changed into preferred shares of the surviving entity providing the holders of such preferred shares with (to the extent possible) the same relative rights and preferences as the Series C Preferred Shares.

      7.    CONVERSION.

            (a) At the option of the holder of the Series C Preferred Shares, up to twenty-five (25%) percent of the Series C Preferred Shares held by such holder may be convertible, on or after ten days from the date the underlying Common Shares have been registered with the Securities Exchange Commission for public sale (the "Effective Date"), into shares of the Company's Common Stock on the basis of one share of Series C Preferred Shares for shares of Common Stock equal in number to the amount determined by dividing $1,000 by the Closing Price of the Corporation's Common Shares. Thereafter, an additional twenty-five (25%) percent of the Preferred Shares shall be convertible on or after each of the 30th, 60th and 90th days thereafter on a cumulative basis. The term "Closing Price" is defined as the average closing price of the Corporation Common Shares over the five-day trading period ending on the day prior to the conversion of the Series C Preferred Shares. Notwithstanding the above, the conversion price may not be less than $3.46 nor more than $7.00. Any Series C Preferred Shares which are outstanding on the first anniversary of the Closing for the offering of the Series C Preferred Shares will be automatically converted into shares of the Corporation's Common Stock as provided above.

            (b) In the event the Corporation shall at any time after such Closing declare or pay any dividend on Common Shares payable in Common Shares, or effect a subdivision or combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a greater or lesser number of Common Shares, then in each such case the number of Common Shares issuable upon the conversion of the Series C Preferred Shares shall be determined as follows:









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      X           $
    -----       ------     Shares of Common Stock Issuable Upon
      Y    x    % x CP  = Conversion of Preferred Stock

      X     =     the number of Common Shares outstanding immediately after such event

      Y     =     The   number   of   Common   Shares   that  were   outstanding
                  immediately prior to such event.

      $     =     $1,000

      %     =     100%

      CP    =     Closing Price, as defined in Section 7(a)

      Notwithstanding the above, the conversion price (% x CP) may not be less than $3.46 nor more than $7.00.

      (c) The foregoing notwithstanding, in the event the conversion price would be less than $3.46 but for such minimum conversion price, the difference between $3.46 and what the conversion price would have been except for such minimum price, multiplied by the number of shares issued conversion, shall be paid to the holder in cash upon conversion.

      8.    VOTE TO CHANGE THE TERMS OF SERIES C PREFERRED SHARES.

      The approval of the Board of Directors and the affirmative vote at a meeting duly called by the Board of Directors for such purpose (or the written consent without a meeting) of the holders of not less than two-thirds (2/3) of the then outstanding Series C Preferred Shares shall be required to amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series C Preferred Shares.

      IN WITNESS WHEREOF, I have executed this Certificate of Designations, Preferences and Rights this 5th day of December, 1996.



                                          ------------------------------
                                          Gerald Smith, Presidet









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